SECURITIES 04002399 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BONDHUB, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 WEST MERCER STREET, SUITE 300
(No. and Street)

SEATTLE, (City) WASHINGTON (State) 98119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TOM EVANKOVICH (206) 832-2600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VOLDAL WARTELLE & CO., P.S.
(Name – *if individual, state last, first, middle name*)

13343 BELLEVUE - REDMOND ROAD (Address) BELLEVUE (City) WASHINGTON (State) 98005 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TOM EVANKOVICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BONDHUB, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas J Evankovich
Signature

CEO
Title

Michael Stemberger
Notary Public

MICHAEL STEMBERGER
MY COMMISSION EXPIRES
AUGUST 6 2007
STATE OF WASHINGTON
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX

VOLDAL WARTELLE & CO., P.S.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
BondHub, Inc.

We have audited the accompanying statement of financial condition of BondHub, Inc. (a development stage company) (the Company) as of December 31, 2003, and the related statements of operations, shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended December 31, 2003 and for the period from September 29, 1999 (inception) to December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BondHub, Inc. as of December 31, 2003, and the results of its operations and cash flows for the year ended December 31, 2003 and for the period from September 29, 1999 (inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company is a development stage company and has incurred net losses since its inception. The Company's continuation as a going concern is dependent upon raising additional capital and increasing revenues from business operations. These conditions raise substantial doubts about the Company's ability to continue as a going concern. Management's plans regarding these matters are described in the footnotes. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

13343 Bel-Red Road, Bellevue, WA 98005-2333
Tel 425-643-1209 Fax 425-747-9230 www.vwc.org

Board of Directors
BondHub, Inc.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Valdal Wartelle & Co., P.S.

Bellevue, Washington
January 16, 2004

BONDHUB, INC.
(A Development Stage Company)
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Cash	$ 351,225
Receivable from clearing organization	30,169
Deposit with clearing organization	112,922
Capitalized software development costs and equipment, net of accumulated depreciation and amortization of $1,516,184	9,594
Other assets	42,246
	$ 546,156

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$ 68,176
Capital lease obligations	16,222
Liability subordinated to claims of general creditors	312,500
Shareholders' equity:	
Preferred stock, no par value, 30,000,000 shares authorized, 24,004,344 shares issued and outstanding	5,585,471
Common stock, no par value, 45,000,000 shares authorized, 7,795,867 shares issued and outstanding	732,234
Deficit accumulated during the development stage	(6,168,447)
	149,258
	$ 546,156

The accompanying notes are an integral part of these financial statements.

BONDHUB, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
Year Ended December 31, 2003 and
Period From September 29, 1999 (Inception) to December 31, 2003

	2003	September 29, 1999 (Inception) to December 31, 2003
Revenues:		
Principal transactions	$ 885,541	$ 2,272,315
Interest and dividends	1,762	96,646
Consulting revenue	-	1,096,556
Other income	-	55,340
	887,303	3,520,857
Expenses:		
Employee compensation, benefits, and payroll taxes	774,478	4,434,487
Depreciation and amortization	399,932	1,520,436
Communications	397,781	1,262,983
Settlement and clearing	216,975	535,244
General and administrative	182,803	1,243,485
Occupancy, including equipment repairs	119,857	508,834
Interest	27,385	93,650
Business taxes and licenses	3,730	18,700
Other	67,937	71,485
	2,190,878	9,689,304
Net loss	$ (1,303,575)	$ (6,168,447)

The accompanying notes are an integral part of these financial statements.

BONDHUB, INC.
(A Development Stage Company)
STATEMENTS OF SHAREHOLDERS' EQUITY
Year Ended December 31, 2003 and
Period From September 29, 1999 (Inception) to December 31, 2003

	Preferred stock		Common stock		Accumulated	
	Shares	Amount	Shares	Amount	Deficit	Total
Balance, September 29, 1999 (Inception)	-	$ -	-	$ -	$ -	$ -
Issuance of common stock	-	-	7,266,872	575,925	-	575,925
Issuance of common stock for goods and services	-	-	490,662	144,809	-	144,809
Issuance of preferred stock, Series A	1,663,499	2,079,367	-	-	-	2,079,367
Issuance of preferred stock, Series B	1,072,850	1,072,850	-	-	-	1,072,850
Issuance of Series B preferred stock for goods and services	129,254	129,254	-	-	-	129,254
Issuance of preferred stock, Series B warrants	-	2,150	-	-	-	2,150
Issuance of Series B preferred stock warrants for goods and services	-	236	-	-	-	236
Issuance of preferred stock, Series C	2,604,177	1,171,880	-	-	-	1,171,880
Issuance of Series C preferred stock for goods and services	26,736	12,031	-	-	-	12,031
Issuance of Series C preferred stock warrants for goods and services	-	21,403	-	-	-	21,403
Conversion of Series A preferred stock to Series C preferred stock, net	151,330	-	-	-	-	-
Conversion of Series B preferred stock to Series C preferred stock, net	731,867	-	-	-	-	-
Exercise of stock options	-	-	38,333	11,500	-	11,500
Net loss	-	-	-	-	(4,864,872)	(4,864,872)
Balance, December 31, 2002	6,379,713	4,489,171	7,795,867	732,234	(4,864,872)	356,533
Issuance of Series C preferred stock for goods and services	53,565	24,103	-	-	-	24,103
Conversion of debt to Series C preferred stock	160,437	72,197	-	-	-	72,197
Issuance of preferred stock, Series C	11,406,390	1,000,000	-	-	-	1,000,000
Conversion of Series A preferred stock to Series C preferred stock, net	1,757,006	-	-	-	-	-
Conversion of Series B preferred stock to Series C preferred stock, net	4,247,233	-	-	-	-	-
Net loss	-	-	-	-	(1,303,575)	(1,303,575)
Balance, December 31, 2003	24,004,344	$ 5,585,471	7,795,867	$ 732,234	$ (6,168,447)	$ 149,258

The accompanying notes are an integral part of these financial statements.

BONDHUB, INC.
(A Development Stage Company)
STATEMENTS OF CHANGES IN LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year Ended December 31, 2003 and
Period From September 29, 1999 (Inception) to December 31, 2003

Subordinated claims, September 29, 1999 (Inception)	$ -
Borrowing subordinated to claims of general creditors	250,000
Interest on subordinated claims, 10% annual rate	37,500
Subordinated claims, December 31, 2002	287,500
Interest on subordinated claims, 10% annual rate	25,000
Subordinated claims, December 31, 2003	$ 312,500

The accompanying notes are an integral part of these financial statements.

BONDHUB, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
Year Ended December 31, 2003 and
Period From September 29, 1999 (Inception) to December 31, 2003

	2003	September 29, 1999 (Inception) to December 31, 2003
Operating activities:		
Net loss	$ (1,303,575)	$ (6,168,447)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock issued for goods and services	24,103	331,836
Gain on disposal of equipment	-	(18)
Depreciation and amortization	399,932	1,520,436
Changes in assets and liabilities:		
Accounts receivable	912	-
Receivable from clearing organization	70,091	(30,169)
Deposit with clearing organization	11,645	(112,922)
Other assets	(14,768)	(19,589)
Accounts payable and accrued liabilities	(806)	110,216
Net cash used in operating activities	(812,466)	(4,368,657)
Investing activities:		
Purchases of capitalized software and equipment	(5,818)	(1,478,941)
Proceeds on disposal of equipment	-	1,954
Net cash used in investing activities	(5,818)	(1,476,987)
Financing activities:		
Proceeds from liability subordinated to claims of general creditors	-	250,000
Proceeds from issuance of convertible debt	-	70,000
Proceeds from issuance of preferred stock	1,000,000	5,326,247
Proceeds from issuance of common stock	-	587,425
Repayments on capital lease obligations	(11,603)	(36,803)
Net cash provided by financing activities	988,397	6,196,869
Net increase in cash	170,113	351,225
Cash, beginning of period	181,112	-
Cash, end of period	$ 351,225	$ 351,225
Supplemental disclosures:		
Cash paid for interest	$ 3,739	$ 10,067
Equipment acquired under capital leases	-	53,025
Debt converted to preferred stock	72,197	72,197

The accompanying notes are an integral part of these financial statements.

DESCRIPTION OF BUSINESS AND ACCOUNTING POLICIES

Operations - BondHub, Inc. (the Company) was formed to develop a central web-based marketplace for bond information and transactions. The Company acts as a securities broker-dealer for the accounts of customers. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

Development stage operations - The Company was formed September 29, 1999 (inception). From inception to February 2001, the Company developed and refined its web-based platform. Since February 2001, the Company has devoted significant time to developing customers, raising capital, obtaining financing, and performing administrative functions and is considered to be in the development stage. During the period from inception to December 31, 2003, the Company has sustained losses while developing its platform and customer base. The Company's ability to meet its anticipated future obligations and continue as a going concern depends upon raising sufficient capital to fund operations until the Company can sustain itself through day-to-day operations. This capital may be provided through additional venture financing, strategic alliances with other companies, or mergers.

Cash - The Company maintains cash in demand deposit bank accounts. The bank account balances, at times, exceed federally insured limits.

Securities transactions - Securities transactions and the related commission revenue and expense are recorded on a settlement-date basis, generally three business days after the trade date. The results of operations using the settlement-date basis are not materially different from recording such transactions on a trade-date basis.

Depreciation and amortization - Equipment and software are stated at cost and depreciated over their estimated useful lives of three to five years using the straight-line method. Capitalized software development costs are stated at cost and amortized over their estimated useful life of three years using the straight-line method.

Advertising - Advertising and promotion costs are expensed as incurred and totaled $28,183 during the year.

Management's estimates and assumptions - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS AND EQUIPMENT

Capitalized software development costs and equipment consist of the following as of December 31, 2003:

Capitalized software development costs	$ 662,152
Computer equipment	578,092
Software	265,985
Office equipment	19,549
	1,525,778
Less accumulated depreciation and amortization	1,516,184
	$ 9,594

COMMITMENTS AND CONTINGENCIES

Deposit with clearing organization - The Company has an agreement with a certain bank whereby the bank clears all security transactions, carries customer accounts, finances and holds the Company's trading inventory, and performs certain other services. The agreement matures in December 2006 and is cancelable by either party upon 90 days prior written notice. The agreement requires the Company to maintain a deposit at the clearing organization and to execute sufficient trades to provide trading revenues of $8,300 for the clearing organization each month. Any differences between the $8,300 minimum monthly revenue and actual revenues received by the clearing organization are charged to the Company on a quarterly basis.

Capital lease obligations - The Company leases equipment under capital leases, which expire at various dates between November 2004 and June 2005. Monthly payments total $1,209, including imputed interest ranging from 11.5% to 13.8%. The amounts included in capitalized software and equipment under these leases total $50,197 with accumulated depreciation of $50,197 as of December 31, 2003. Future minimum lease payments under capital lease obligations are as follows:

Year	
2004	$ 14,053
2005	3,638
Total minimum lease payments	17,691
Less amounts representing interest	1,469
Net value of minimum lease payments	$ 16,222

COMMITMENTS AND CONTINGENCIES, continued

Operating leases - The Company leases its office space on a month-to month basis. The Company leases certain office equipment under operating leases that expire at various dates through October 2005. Rental expense was $200,292 during the year and $821,481 during the period from inception to December 31, 2003. Future minimum lease payments are $55,028 during 2004 and $34,381 during 2005.

Other commitments - The Company has agreements with certain electronic service and information providers that expire at various dates through October 2004. Future minimum payments under these agreements are $31,333 during 2004.

LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has a subordinated debt agreement with an employee and shareholder for $250,000. Interest is accrued at 10% with principal and interest due on July 31, 2004. Interest accrued under the agreement totaled $25,000 during the year and $62,500 during the period from inception to December 31, 2003. The subordinated borrowing and accrued interest are covered by an agreement approved by the NASD and are available in computing net capital under the SEC's Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

CONVERTIBLE DEBT

During 2002, the Company signed an agreement and promissory note with an individual that matured in June 2003. The outstanding principal under the note and accrued interest were convertible into Series C preferred stock upon the maturity of the agreement. Interest accrued under the agreement and converted to Series C preferred stock totaled $1,461 during the year and $2,197 during the period from inception to December 31, 2003.

INCOME TAXES

The Company has a net operating loss carryforward available for federal income tax purposes of approximately $6,054,000 as of December 31, 2003. The net operating loss carryforward will expire beginning in 2019.

Deferred income taxes at December 31, 2003 consist of the following:

Gross deferred income tax asset	$ 2,089,000
Less valuation allowance	(2,089,000)
Net deferred income tax asset	$ -

INCOME TAXES, continued

The gross deferred income tax asset reflects the future tax benefit of the net operating loss carryforward available and future cost recovery deductions available for federal income tax purposes in excess of depreciation and amortization for financial statement purposes. The Company is required to record a valuation allowance when it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company has recorded a valuation allowance equal to 100% of the deferred income tax because realization is not reasonably assured.

SHAREHOLDERS' EQUITY

The Company has authorized 45,000,000 shares of common stock and 30,000,000 shares of preferred stock. Preferred shares may be issued by the Board of Directors in one or more separate series upon which the preferences, limitations, and rights of that series are established. The following preferences have been established:

Preferred stock, Series A - In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series A preferred stock will be entitled to receive in preference to the holders of common stock, an amount equal to the original purchase price plus any declared but unpaid dividends. As of December 31, 2003, shares of Series A preferred stock outstanding totaled 1,383,377. Those shares were issued effective April 2000 for $2,079,367.

Preferred stock, Series B - In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series B preferred stock will be entitled to receive in preference to the holders of Series A preferred stock and common stock, an amount equal to the original purchase price plus any declared but unpaid dividends. As of December 31, 2003, shares of Series B preferred stock outstanding totaled 253,704. Those shares and associated warrants were issued between November 2000 and September 2001 for $1,204,490.

Preferred stock, Series C - In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series C preferred stock will be entitled to receive in preference to the holders of Series B preferred stock, Series A preferred stock, and common stock, an amount equal to one and one-half times the original purchase price plus any declared but unpaid dividends. As of December 31, 2003, shares of Series C preferred stock outstanding totaled 22,367,263, which includes approximately 6,500,000 shares issued upon conversion of Series A and Series B preferred stock. The original Series C preferred stock shares and associated warrants were issued between December 2001 and June 2003 for $2,301,614.

SHAREHOLDERS' EQUITY, continued

The holders of Series A, B, and C preferred stock shall be entitled to dividends at the same rate as the holders of common stock. Each share of Series A, B, and C preferred stock is convertible to common stock at the option of the shareholder at any time after the shares are issued. Each share of Series A, B, and C preferred stock shall be automatically converted to common stock upon the closing of a public offering of the Company's stock. Series A, B, and C preferred stock is convertible at a ratio to be determined by dividing the original purchase price by the conversion price. The initial conversion price will be the original purchase price. The conversion price is subject to adjustment for stock dividends, stock splits and dilutive issuance. The holder of each share of Series A, B, and C preferred stock will have the right to that number of votes equal to the number of shares of common stock issuable upon conversion of its Series A, B, and C preferred stock at the time the shares are voted.

In addition, so long as there are at least 500,000 shares of Series A, B, or C preferred stock outstanding, consent of the holders of a majority of the total outstanding preferred shares is required for any action that would amend or repeal any provision of, or add any provision to, the Company's Articles of Incorporation to change the rights of the preferred shares.

The Company has issued warrants for the purchase of 120,396 shares of Series B preferred stock and 133,769 shares of Series C preferred stock. Consideration received for the Series B and Series C warrants totals $2,386 and $21,403, respectively, and is included in preferred stock.

EMPLOYEE BENEFIT PLAN

The Company has established a retirement plan that qualifies under Section 401(k) of the Internal Revenue Code. All salaried employees are eligible to participate in the plan. The Company made no contributions to the plan during the year or during the period from inception to December 31, 2003.

STOCK-BASED COMPENSATION

The Company has implemented a stock option plan. Shares subject to the plan are the Company's common stock shares. The aggregate amount of common stock shares reserved for issuance upon exercise of all options granted is 2,400,000. The plan is open to employees of the Company, as determined by management. Options under the plan are exercisable at various dates, beginning immediately through four years, and expire ten years after grant. Additionally, the Company grants key employees options outside of the plan and uses equity instruments to acquire goods and services other than employee services, also outside the plan.

STOCK-BASED COMPENSATION, continued

The Company used common stock to acquire the following goods and services during the period from inception to December 31, 2003:

- During 2000 through 2002, the Company issued 36,000 shares of common stock for consulting services provided to the Company and recognized consulting expense of $19,200 for the value of the shares issued.

- During 2000 and 2002, the Company issued 454,662 shares of common stock for office rent and recognized rent expense of $125,609 for the value of the shares issued.

The Company used preferred stock instruments to acquire the following goods and services during 2003 and the period from inception to December 31, 2003:

- During 2001, the Company issued a warrant for the purchase of 133,769 shares of Series C preferred stock for legal services provided to the Company and recognized legal expense of $21,403 for the estimated value of the warrants granted.

- During 2001, the Company issued 129,254 shares of Series B preferred stock for rent and consulting services provided to the Company. The Company recognized rent expense of $72,013 and consulting expense of $57,241 for the value of the shares issued.

- During 2001, the Company issued 26,736 shares of Series C preferred stock for maintenance services provided to the Company. The Company recognized repairs and maintenance expense of $12,031 for the value of share issued.

- During 2003, the Company issued 53,565 shares of Series C preferred stock for rent and recognized rent expense of $24,103 for the value of the shares issued.

A summary of common stock option activity is as follows:

	Weighted average exercise price	Number of units granted
Outstanding, September 29, 1999 (Inception)	$ -	-
Granted		5,006,948
Exercised		(69,533)
Forfeited		(2,327,467)
Outstanding, December 31, 2002	$ 0.16	2,609,948
Granted		588,776
Forfeited		(1,092,200)
Outstanding, December 31, 2003	$ 0.05	2,106,524

STOCK-BASED COMPENSATION, continued

As of December 31, 2003, the exercise price of stock options outstanding ranged from $0.01 to $0.15. The weighted-average remaining contractual life was 8.35 years, and the number of vested options was 1,227,024.

Additionally, the Company has granted nonqualified stock options, immediately vested, to key executives in lieu of paid salaries. During 2001 and 2002, the Company granted options in lieu of a paid salary to an executive for 120,000 shares of Series B preferred stock and 250,000 shares of Series C preferred stock. During 2003, the Company granted options to two executives for 886,087 shares of Series C preferred stock. No preferred stock options were exercised as of December 31, 2003. As of December 31, 2003, the exercise price of preferred stock options outstanding was $0.10. The weighted-average remaining contractual life was 9.04 years.

Financial Accounting Standards Board Statement No. 123, *Accounting for Stock-based Compensation* (FASB 123) requires certain expanded disclosures of stock-based compensation arrangements with employees and encourages application of the fair value recognition provisions in the statement. Companies also may continue using the "Intrinsic Value" method to recognize and measure compensation as outlined in Accounting Principles Board Opinion 25 (APB 25), but are required to disclose the pro forma amounts of net income that would have been reported had the company elected to follow the fair value recognition provisions of FASB 123. The Company has elected to measure its Incentive Unit Option Plan compensation arrangements under the provisions of APB 25 and disclose the pro forma effects required by FASB 123.

The fair value of options granted under the plan is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate ranging from 2.34% to 5.5% and expected life of ten years.

If compensation cost for the Company's employee compensation grants had been determined in accordance with the fair value recognition methodology of FASB 123, the Company's net loss would have increased by $33,609 to $1,337,184 during the year and by $167,917 to $6,336,364 during the period from inception to December 31, 2003. The effects of applying FASB 123 in this pro forma disclosure are not indicative of future options that may be issued.

SUPPLEMENTAL INFORMATION

BONDHUB, INC.
(A Development Stage Company)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2003

COMPUTATION OF NET CAPITAL

Total shareholders' equity	$ 149,258
Add: Liability subordinated to claims of general creditors	312,500
	461,758
Less: Fixed assets and other assets, including regulatory allowances	54,098
Net capital	$ 407,660

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued liabilities	$ 68,176
Capital lease obligations	16,222
Aggregate indebtedness	$ 84,398

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (1/15th of aggregate indebtedness)	$ 5,627
Excess net capital	402,033
Percentage of aggregate indebtedness to net capital	21%
Ratio of aggregate indebtedness to net capital	.21 to 1

The computation of net capital pursuant to Rule 15c3-1 as of December 31, 2003, computed by the Company in its Form X-17A-5, Part IIA, does not differ materially from the above computation, which is based on audited financial statements.

BONDHUB, INC.
(A Development Stage Company)
COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
December 31, 2003

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii) since the Company does not trade or carry customer accounts and does not hold customer funds.

BONDHUB, INC.
(A Development Stage Company)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2003

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii) since the Company does not trade or carry customer accounts and does not hold customer funds.

VOLDAL WARTELLE & CO., P.S.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
BondHub, Inc.

In planning and performing our audit of the financial statements of BondHub, Inc. (a development stage company) (the Company) for the year ended December 31, 2003 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13343 Bel-Red Road, Bellevue, WA 98005-2333
Tel 425-643-1209 Fax 425-747-9230 www.vwc.org

Board of Directors and Shareholders
BondHub, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted the following matter involving the internal control procedures that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures performed in our audit of the financial statements of the Company for the year ended December 31, 2003, and this report does not affect our report thereon dated January 16, 2004. The material weakness that came to our attention is a lack of segregation of duties with respect to accounting functions. This condition is inherent to a company of small size.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate as of December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, shareholders, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Valdal Wastelle & Co., P.S.

Bellevue, Washington
January 16, 2004